Exhibit 99.1

press release



Sierra Health Services, Inc.®

2724 North Tenaya Way
Las Vegas, Nevada 89128
(702) 242-7000

FOR IMMEDIATE RELEASE

CONTACTS: Peter O'Neill   Paul Palmer
         VP, Public & Investor Relations   SVP, Chief Financial Officer
         (702) 242-7156   (702) 242-7112

SIERRA REPORTS YEAR-END, FOURTH QUARTER 2004 RESULTS

2004 Year Over Year Results

- ❖ Medical Premium Revenues Up 18%
- ❖ Net Income Up 97%
- ❖ Cash Flow from Operations of $166 Million, or 135% of Net Income
- ❖ EPS from Continuing Operations Up 53%
- ❖ 2005 EPS Guidance Raised to $3.20 to $3.30

LAS VEGAS, January 31, 2005 – Sierra Health Services, Inc. (NYSE:SIE) reported today that income from continuing operations for the quarter ended December 31, 2004 was $27.9 million, or $0.83 per diluted share, compared to income from continuing operations of $24.0 million, or $0.68 per diluted share, for the quarter ended December 31, 2003, an increase in earnings per share of 22%. In the fourth quarter of 2003, the net loss from discontinued operations was $19.2 million or $0.53 per diluted share. Included in the fourth quarter of 2004, were net gains from the Company's military health services operations of $9.2 million, offset by a net expense of $9.5 million related to the sold workers' compensation insurance business.

Income from continuing operations for the year ended December 31, 2004 was $123.1 million or $3.58 per diluted share, compared to $82.1 million, or $2.34 per diluted share for the year ended December 31, 2003. Net losses from discontinued operations were $389,000 for the year, compared to net losses of $19.8 million for 2003. Net income for the year was $122.7 million, or $3.57 per diluted share, compared to $62.3 million, or $1.79 per diluted share, for 2003, an increase of 97%.

Revenues for the quarter were $332.7 million, a decrease of 11% over the $373.4 million for the same period in 2003. This decrease is due to the cessation of healthcare delivery operations in the third quarter of 2004 at the Company's military health services subsidiary. Medical premium revenues from the Company's core managed care business were $296.6 million for the quarter, an increase of 21% over the $245.1 million for the same period in 2003. Annual revenues were $1.6 billion for 2004, compared to $1.5 billion for 2003, an increase of 6%.

---more---

In the fourth quarter, Sierra purchased 468,000 shares of its common stock in the open market for $21.5 million, at an average price of $46.05 per share. During the year 2004, the Company purchased 3.4 million shares of its common stock for $133.8 million, at an average price of $39.51 per share. At its December 2004 meeting Sierra's Board of Directors authorized the Company to purchase an additional $50.0 million of its common stock, in addition to the $70.0 million authorized earlier in 2004. At December 31, 2004 the Company had $71.4 million authorized and available for share repurchases. Additionally, as previously reported, the Company has amended its revolving credit facility to increase the availability to $100.0 million from $65.0 million and to allow for increased flexibility in future share repurchases.

Cash flow from continuing operations was $69.4 million for the fourth quarter of 2004 and $166.2 million for the year ended December 31, 2004. This compares to $83.8 million for the fourth quarter of 2003 and $151.9 million for the year ended December 31, 2003. The reduction in the fourth quarter cash flow from operations is due to the phase-out of the Company's military health services operations, which had negative cash flow from operations of $3.5 million for the quarter compared to positive cash flow from operations of $22.4 million for the same period in 2003. In the fourth quarter, the Company's managed care and corporate operations reported positive cash flow from operations of $72.9 million.

In the fourth quarter, Sierra's medical care ratio improved 20 basis points to 74.6% from 74.8% for the same period in 2003. The medical care ratio for the year 2004 improved 100 basis points to 75.3% from 76.3% in 2003. Sierra's medical claims payable balance increased to $119.3 million at December 31, 2004, compared to $115.6 million at September 30, 2004. Days in claims payable, which is the medical claims payable balance divided by the average medical expenses per day for the period, were 48 days for the fourth quarter of 2004, compared to 47 days sequentially.

In the fourth quarter, as a percentage of premium revenue, general and administrative expenses increased 390 basis points to 18.4% from 14.5%. General and administrative expenses, as a percentage of premium revenue, for the year ended December 31, 2004 increased 170 basis points to 16.0% from 14.3% for 2003. The increased expense ratio is due to expenses related to the sold workers' compensation insurance business of $11.5 million for the fourth quarter of 2004 and $21.6 million for the year. These expenses are included under the general and administrative expense line of the Company's income statement. Excluding the workers' compensation services expenses, general and administrative expenses as a percentage of premium revenue would have been 14.5% for the fourth quarter of 2004 and 14.1% for the year.

"In 2004, we continued to see exceptional performance from our core operations," said Anthony M. Marlon, M.D., chairman, president and chief executive officer of Sierra. "The dynamic growth of Las Vegas, and our ability to provide affordable solutions for rising health care costs, have allowed us to grow commercial membership, revenues and income year over year. Based on early indications for January, 2005, it appears this growth trend will continue throughout the year."

---more---

Sierra had previously announced that it had expected to earn between $3.15 and $3.25 per diluted share for the year 2005. The Company now believes it will earn between $3.20 and $3.30 per diluted share for 2005.

Medical premium revenues for 2004 were $1.13 billion, an increase of 18% over the $962.2 million reported in 2003. For 2004, same-store commercial membership grew 12% to 226,200. Medicare membership grew 4% to 53,300 and Medicaid membership grew 29% to 50,500.

Military contract revenues for 2004 were $372.6 million, compared to $465.3 million, a decrease of 20%. In September 2004 Sierra Military Health Services, LLC, commenced phase-out of its healthcare operations. Operating income from the military health services operations for the fourth quarter was $13.9 million, compared to $10.4 million sequentially and $4.8 million for the fourth quarter of 2003. In the fourth quarter of 2004, SMHS recognized $9.2 million in net gains primarily associated with the settlement of previously opened change orders and bid price adjustments.

Part of the proceeds from the sale of the workers' compensation insurance operations, effective March 31, 2004, was a $62.0 million note receivable, which is due to the Company in early 2010. The note is subject to adjustment, up or down, based on loss development that occurs after the sale date through December 31, 2009. During the fourth quarter, the Company engaged a new independent actuary to evaluate the loss development on the run-out of the Company's former workers' compensation insurance operations. Based on the independent actuarial projections, the Company recorded a $15.0 million valuation allowance on the $62.0 million note receivable. The valuation allowance expense was partially offset by a reduction in excess accrued liabilities associated with the sale. The net expense of $9.5 million was included in the Company's general and administrative expenses for the quarter along with $2.0 million in workers' compensation administrative service costs.

Sierra will host a conference call with investors, analysts and the general public on Tuesday, February 1, 2005 at 11:00 a.m. (Eastern Time). Interested parties can access the call by dialing 888-988-9162 (using the passcode: EARNINGS). Listeners may also access the conference call free over the Internet by visiting the investors page of Sierra's website at www.sierrahealth.com.

Sierra Health Services, Inc., based in Las Vegas, is a diversified healthcare services company that operates health maintenance organizations, indemnity insurers, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 560,000 people through health benefit plans for employers, government programs and individuals. For more information, visit the Company's website at www.sierrahealth.com.

---more---

Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, which include but are not limited to: 1) potential adverse changes in government regulations, contracts and programs, including Medicare, Medicaid and legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential managed care litigation exposure; 2) competitive forces that may affect pricing, enrollment, renewals and benefit levels; 3) unpredictable medical costs, malpractice exposure, reinsurance costs and inflation; 4) impact of economic conditions; 5) changes in healthcare reserves; 6) the ultimate costs associated with the phase-out of the TRICARE contract; and 7) the amount of actual proceeds to be realized from the note receivable related to the sale of the workers' compensation insurance operation. Further factors concerning financial risks and results may be found in documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Sierra will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Sierra or its business or operations. Sierra assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

	Three Months Ended December 31,		Twelve Months Ended December 31,	
SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES EARNINGS REPORT (Unaudited)	**2004**	**2003**	**2004**	**2003**
	(In thousands, except per share data)			
Medical premiums..	$296,563	$245,079	$1,131,147	$ 962,176
Military contract revenues	18,296	112,681	372,608	465,313
Professional fees	8,847	9,964	35,115	37,367
Investment and other revenues	9,020	5,643	36,565	20,223
Total Revenues	332,726	373,367	1,575,435	1,485,079
Medical expenses...	227,795	190,856	878,500	762,865
Medical Care Ratio	74.6%	74.8%	75.3%	76.3%
(Medical expenses/premiums and professional fees)				
Military contract expenses	4,652	108,445	317,699	452,554
General and administrative expenses	54,539	35,418	181,434	137,263
Operating Income From Continuing Operations	45,740	38,648	197,802	132,397
Interest expense	(1,123)	(1,046)	(4,684)	(5,491)
Other income (expense), net..	(10)	20	104	(223)
Income From Continuing Operations Before Income Taxes	44,607	37,622	193,222	126,683
Provision for income taxes...	(16,744)	(13,619)	(70,096)	(44,565)
Income From Continuing Operations	27,863	24,003	123,126	82,118
Income (loss) from discontinued operations.................................	97	(19,171)	(389)	(19,792)
Net Income...	$ 27,960	$ 4,832	$ 122,737	$ 62,326
Earnings Per Common Share:				
Income from continuing operations	$1.06	$.88	$4.62	$2.93
Loss from discontinued operations...	-	(.70)	(.01)	(.71)
Net Income...	$1.06	$.18	$4.61	$2.22
Earnings Per Common Share Assuming Dilution:				
Income from continuing operations	$.83	$.68	$3.58	$2.34
Loss from discontinued operations...	-	(.53)	(.01)	(.55)
Net Income...	$.83	$.15	$3.57	$1.79
Weighted average common shares outstanding............................	26,224	27,424	26,631	28,053
Weighted average common shares outstanding assuming dilution..	34,020	36,149[1]	34,822	35,633[1]

PERIOD END MEMBERSHIP

	At December 31,	
	2004	**2003**
HMO		
Commercial...	226,200	202,400
Medicare...	53,300	51,200
Medicaid	50,500	39,000
Managed indemnity...	25,900	24,500
Medicare supplement..	16,400	17,500
Administrative services...	188,200	193,100
Subtotal...	560,400	527,700
TRICARE eligibles..	-	707,000
Total Members	560,500	1,234,700

[1] Diluted shares outstanding for 2003 have been restated as a result of EITF 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share." The diluted shares outstanding now reflect the dilutive impact of the Company's convertible debentures.

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31, 2004	December 31, 2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 205,290	$ 118,473
Investments	147,264	197,573
Accounts receivable	15,150	12,080
Military accounts receivable	25,452	47,389
Current portion of deferred tax asset	17,560	33,708
Prepaid expenses and other current assets	36,106	37,478
Assets of discontinued operations	4,152	533,756
Total Current Assets	450,974	980,457
Property and equipment, net	71,152	63,109
Restricted cash and investments	20,353	17,646
Goodwill	14,782	14,782
Deferred tax asset (less current portion)	13,275	11,501
Note receivable	47,000	-
Other assets	72,244	46,626
Total Assets	$ 689,780	$1,134,121
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accrued liabilities	$ 75,646	$ 55,633
Trade accounts payable	7,123	37,787
Accrued payroll and taxes	27,668	16,573
Medical claims payable	119,337	103,749
Unearned premium revenue	50,763	45,888
Military health care payable	17,061	76,605
Current portion of long-term debt	100	163
Liabilities of discontinued operations	610	472,407
Total Current Liabilities	298,308	808,805
Long-term debt (less current portion)	125,395	116,645
Other liabilities	64,380	57,907
Total Liabilities	488,083	983,357
Commitments and contingencies		
Stockholders' Equity:		
Common stock	178	166
Treasury stock	(237,876)	(112,737)
Additional paid-in capital	286,571	227,417
Deferred compensation	(288)	(22)
Accumulated other comprehensive loss	(245)	(479)
Retained earnings	153,357	36,419
Total Stockholders' Equity	201,697	150,764
Total Liabilities And Stockholders' Equity	$ 689,780	$1,134,121

SIERRA HEALTH SERVICES, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	For the Years Ended December 31,	
	2004	**2003**
Cash Flows From Operating Activities:		
Net income..	$ 122,737	$ 62,326
Adjustments To Reconcile Net Income To Net Cash		
Provided By Operating Activities:		
Loss from discontinued operations...	389	19,792
Depreciation	17,084	15,929
Valuation allowance on note receivable...	15,000	-
Other adjustments..	8,863	4,347
Military health care payable..	(59,544)	11,382
Changes in other assets and liabilities	61,652	38,087
Net Cash Provided By Operating Activities		
Of Continuing Operations	166,181	151,863
Cash Flows From Investing Activities:		
Capital expenditures, net of dispositions	(23,102)	(18,518)
Change in investments	40,462	(12,510)
Net Cash Provided By (Used For) Investing Activities		
Of Continuing Operations	17,360	(31,028)
Cash Flows From Financing Activities:		
Payments on debt and capital leases	(1,566)	(60,721)
Proceeds from other long-term debt..	10,000	1,480
Purchase of treasury stock	(133,809)	(99,485)
Exercise of stock in connection with stock plans	26,834	19,171
Proceeds from senior convertible debentures	-	115,000
Debt issue costs..	-	(5,834)
Net Cash Used For Financing Activities		
Of Continuing Operations	(98,541)	(30,389)
Net cash provided by (used for) discontinued operations.........................	1,817	(17,751)
Net Increase In Cash And Cash Equivalents..	86,817	72,695
Cash And Cash Equivalents At Beginning Of Period	118,473	45,778
Cash And Cash Equivalents At End Of Period...	$ 205,290	$118,473